Filed by FS KKR Capital Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

File No. of Registration Statement: 333-251667

On March 2, 2021, FS KKR Capital Corp. II (“FSKR”) held a conference call to discuss FSKR’s financial results for the fiscal year and quarter ended December 31, 2020. The conference call contained information regarding FSKR’s proposed merger with FS KKR Capital Corp. (“FSK”).

The following are excerpts from the transcript of FSKR’s March 2, 2021 conference call discussing FSKR’s proposed merger with FSK.

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Michael Craig Forman - FS KKR Capital Corp. II—Chairman & CEO

Thank you, Robert, and welcome, everyone, to FS KKR Capital Corp. II’s Fourth Quarter 2020 Earnings Conference Call. Given the enormity of the events which occurred during 2020, we continue to feel humble as we gather to discuss our financial and operating results. We also acknowledge that while there are compelling reasons for many in the world who have hoped for a return to normalcy, the world never will be the same for those whose lives have been directly impacted by the effects of COVID-19. The fourth quarter of 2020 was, without question, a positive quarter for FSKR.

During the quarter, our investment teams originated approximately $1.3 billion of new investments. We experienced an increase in our net asset value, and we outearned our $0.55 per share dividend. In addition to those successes, we announced the proposed merger of FSK and FSKR in November, which was a significant step forward toward our long-term strategic goal of creating a premier middle market lending franchise and industry-leading BDC and we believe a significant step forward for our shareholders.

From an operating perspective, our adjusted net income was $0.61 per share during the fourth quarter, which was $0.06 per share above our quarterly dividend of $0.55 per share and also roughly $0.08 per share above the midpoint of our public guidance range we outlined on our last quarter’s earnings call. From a liquidity perspective, we ended the fourth quarter with approximately $1.75 billion of available liquidity with no meaningful near-term debt maturities.

Looking forward, we expect our first quarter net investment income to approximate $0.56 per share. As such, our Board has declared a distribution of $0.55 per share for the first quarter, which equates to an annualized yield of 8.8% on our net asset value per share of $25.10 as of December 31, 2020.

From a merger perspective, we anticipate the proxy solicitation period will begin this month and will conclude each of FSK’s and FSKR’s shareholder meeting scheduled for May 21, 2021. We should expect the proposed merger to close shortly after receiving approval by FSK and FSKR shareholders and other customary closing conditions. Assuming the time line remains as scheduled, we expect the proposed merger to close during the month of June. As we turn to 2021, we do so not only with gratitude for the many accomplishments of our team over the last year, but with enthusiasm for what is to come as we plan to combine FSK and FSKR. The combination will create a single BDC with a size, scale, market reach, balance sheet strength and investing discipline to become a premiere provider of capital to companies operating in the upper middle market.

And with that, I’ll turn the call over to Dan and the team to provide additional color on the market and the quarter.

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Michael Craig Forman - FS KKR Capital Corp. II—Chairman & CEO

Thanks, Steven. As I referenced earlier in the call, we are in the enviable position of looking back on 2020 with a feeling of significant accomplishment. Like many companies, we experienced challenges. However, our management team was disciplined and forward looking. As we enter 2021, I’m extremely pleased with the performance of our investment team, the strength of our balance sheet and the locational dynamics of our investment portfolio, which continue to improve.

As we look forward to the closing of our proposed merger with FSK later this year, the FS/KKR franchise will become a single BDC with approximately $16 billion in assets on a pro forma basis as of December 31, 2020. In an industry which is growing rapidly and becoming a major part of the U.S. credit markets, I am truly excited by our long-term prospects.

And with that, operator, we would like to open the call for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from Casey Alexander of Compass Point.

Casey Jay Alexander - Compass Point Research & Trading, LLC, Research Division—Senior VP & Research Analyst

My question leads to the liability structure, which, as you mentioned, was 91% secured and really credit facility heavy. Most BDCs would like to have certainly more unsecured debt on their balance sheet. Is that something that you would look to address before the merger or is that something that you would like to clean up and all these disparate credit facilities post the merger?

Daniel Ryan Pietrzak - FS KKR Capital Corp. II—Co-President & CIO

Casey, it’s Den. Good question. I think we’ve gotten off to a start here of — we got the initial unsecured deal done. I mean, from a target perspective, you can clearly see what FSK looks like in terms of a mix, so I think we are underweight here. We do have a little bit of a, maybe we’ll call it issuance either challenge or disadvantaged with just how this entity is sort of rated. So I think our minds continually on looking at that liability structure, whether it’s now or thinking about it sort of after a merger could be complete. But I think we do value the unsecured. We think it’s important. The only thing I would note is we do feel quite comfortable with the revolver we have, and we like the position we’re in with no upcoming near-term debt maturities. But the unsecured will be a focus.

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Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS KKR Capital Corp. (“FSK”) or FS KKR Capital Corp. II (“FSKR” and, together, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to the Funds’ operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the registration statement on Form N-14 filed with the SEC on February 25, 2021 (Registration Statement No. 333-251667), which includes a joint proxy statement of the Funds and a prospectus of FSK (the “Proxy Statement”), failure to consummate the business combination transaction involving the Funds, the price at which shares of the Funds’ common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the U.S. Securities and Exchange Commission (the “SEC”) and are also contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed and intend to file relevant materials with the SEC, including the Proxy Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals are contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above.